SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

___

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

June 19, 2019

BY HAND AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:                    Heather Percival

Amanda Ravitz

Re: SmileDirectClub, Inc.

Draft Registration Statement on Form S-1

Submitted May 3, 2019

CIK No. 0001775625

On behalf of our client, SmileDirectClub, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2019 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 3, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by hand three copies of the Amendment marked to show changes from the initial confidential submission.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Our Company, page 1

1.                                      Where you discuss your position in the direct-to-consumer clear aligner industry, balance your disclosure to clarify your position in the clear aligners market as a whole.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not sell its aligners to brick and mortar, in-office dental or orthodontic practices and focuses solely on the direct-to-consumer market for aligners. Therefore, the Company does not consider the clear aligner market as a whole to be indicative of or applicable to its operations.

2.                                      Where you mention 85% of people worldwide suffer from malocclusion, clarify the percentage portion that represents your addressable market. Also, define malocclusion here and “CRM” on page 9.

In response to the Staff’s comments, the Company has revised the disclosure on pages 1, 2, 74, and 87 of the Amendment to clarify that its products can currently address over 90% of malocclusion types to help members get a better smile. The Company has also revised the disclosure to include the definition of “malocclusion” on page (ii) and the definition of “CRM” on page 9.

3.                                      Clarify the types of products included in your traditional orthodontic model. In this regard, does your model include both metal braces and clear aligners? Also, balance your disclosure to discuss any material disadvantages of your product compared to the traditional orthodontic model.

In response to the Staff’s comments, the Company has revised the disclosure on pages 1, 74, and 87 of the Amendment to clarify that the traditional orthodontic model includes both metal braces and clear aligner treatments requiring in-office dental or orthodontic visits. The Company believes that its only material limitation in comparison to the traditional orthodontic model is the limitation on issues that can be addressed via teledentistry using today’s technology and its current regulatory approval. While current technology enables doctors who use the Company’s teledentistry platform to treat mild-to-moderate malocclusion, current technology does not enable doctors who use the Company’s platform to address via teledentistry certain procedures that require in person treatment, such as pulling or shaving teeth to create space to treat crowding issues. However, the Company does not believe there are any material disadvantages of its product’s intended use compared to the traditional orthodontic model to disclose.

4.                                      Please provide a breakdown of your calculations for your U.S. and worldwide opportunity to clarify how your addressable market calculations are representative of the markets you currently serve. For example, do your calculations reflect estimates of individuals you are currently able to treat for mild-to-moderate malocclusion or do your calculations include estimates of individuals beyond mild-to-moderate malocclusion? Also, supplementally provide the Frost and Sullivan report marked to support the relevant statements in your prospectus.

The Company engaged Frost & Sullivan to conduct a third-party assessment of the worldwide opportunity. Frost & Sullivan analyzed the market opportunity through the combination of two criteria: (1) malocclusion rate within a specific range of ages and (2) ability to pay for the Company’s product, based on the Company’s current pricing. With respect to the malocclusion rate, the analysis included all types of malocclusion in the calculation of market opportunity. This is appropriate because the Company’s product can benefit, to some extent, individuals with any type of malocclusion. Specifically, those individuals with malocclusion of severity beyond mild-to-moderate can still see improvement in the alignment of their teeth by using the Company’s product.

This Frost & Sullivan analysis results in a U.S. opportunity of approximately 124 million cases and a rest of the world opportunity of approximately 375 million cases, which in the aggregate represent the approximately 500 million market opportunity figure disclosed in the prospectus.

The Company has also supplementally provided the Frost & Sullivan report to the Staff, which presents the detailed analysis for these market opportunity calculations.

SmilePay captive financing..., page 8

5.                                      Revise to include that your SmilePay financing option does not require a credit check as well as the delinquency rate and the subsequent reduction in revenue as disclosed on page 30.

In response to the Staff’s comment, the Company has, on pages 8 and 95, added a cross reference to the risk factor entitled “We offer a financing option to our members, which could adversely affect our financial results” and revised the disclosure on pages 8, 33, and 95 of the Amendment to disclose that the SmilePay financing option does not require a credit check and on page 33 to add disclosure regarding the delinquency rate and subsequent reduction in revenue related to SmilePay.

Implications of Being an Emerging Growth Company, page 10

6.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff. The Company confirms that potential investors will not retain copies of any such communications.

Risk Factors, page 23

7.                                      We note your disclosure on page 119 that your chief executive officer is a consultant and provides services to several entities on behalf of Camelot. Please provide an appropriate risk factor to disclose the number of hours per week that he devotes to your operations. Also address the limitations on the time and attention that he is able to devote to the company, any potential conflicts of interest faced by him as a result of such activity, and any procedures for addressing potential conflicts of interest.

In response to the Staff’s comment, the Company has added a new risk factor on pages 27-28 of the Amendment. The Company respectfully advises the Staff that the number of hours that Mr. Katzman devotes to the Company and to other entities varies from week to week and as a result, the Company cannot estimate with reliability or disclose the number of hours per week that he devotes to the Company’s operations.

8.                                      Please provide risk factor disclosure that your dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

In response to the Staff’s comment, the Company has added a risk factor on page 54 of the Amendment to disclose that its dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

We offer a financing option..., page 32

9.                                      We note your disclosed delinquency rate and resulting reduction in revenue as of December 31, 2018. Please provide the delinquency rate and resulting revenue reduction for each period presented, and discuss any delinquency rate volatility or unpredictability in recent years, given that the financing option does not require a credit check.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Amendment to provide the 2017 delinquency rate of 19% and resulting revenue reduction of $16.8 million. The Company has also revised the disclosure on page 33 to include the following: Although our delinquency rate improved from 2017 to 2018, primarily due to improved internal collection processes, the corresponding revenue reduction increased, primarily due to an increase in the number of members using SmilePay.

We are subject to data privacy and security laws and regulations..., page 41

10.                               Please revise the last paragraph of this risk factor to discuss Canada’s privacy rules.

In response to the Staff’s comment, the Company has revised the risk factor on pages 43-44 of the Amendment as well as the disclosure under “Our Business—Regulatory Matters—Health information privacy and security laws” on page 112 of the Amendment to discuss Canada’s privacy rules.

After the completion of this offering, pursuant to the Voting Agreement..., page 45

11.                               Please disclose the percentage of outstanding shares that Class B holders must keep to continue to control the outcome of matters submitted to stockholders.

The Company respectfully advises the Staff that such percentage cannot be computed until the offering is priced and a determination is made as to the amount of proceeds that will be used to repurchase LLC Units from existing holders of SDC Financial. The Company has revised the risk factor on page 46 of the Amendment to leave a placeholder for disclosure of such percentage, when available.

Investors in this offering will experience immediate and substantial dilution, page 53

12.                               Please disclose that future issuances of Class B common stock may be dilutive to Class A stockholders.

The Company respectfully advises the staff that future issuances of Class B common will not be permitted, other than in connection with the exercise of outstanding warrants issued to two prior service providers. As discussed below in the Company’s response to Comment 14 of the Comment Letter, if such warrants are exercised, the dilutive effect will be immaterial.

Use of Proceeds, page 61

13.                               Please quantify the amount of proceeds you intend to cause SDC Financial to use for each purpose specified in the second indented paragraph.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amendment regarding the intended use of proceeds.

Dilution, page 64

14.                               Please expand to disclose how the amounts and percentages in the table on page 65 would change assuming the exercise of all outstanding warrants and subsequent exchange of LLC units for Class A common stock on a one-for-one basis.

The Company respectfully advises the Staff that the TCW warrants have been repurchased and will therefore have no impact on future dilution. After the offering, currently outstanding warrants issued to two prior service providers which, collectively, provide the right to acquire less than 0.5% of the current equity of SDC Financial, will remain outstanding. The Company has revised the disclosure on page 66 of the Amendment to include a note disclosing that, if such warrants are exercised, the dilutive effect will be immaterial.

Key Business Metrics

Average sale price, page 73

15.                               You describe that average sale price is based on revenue from aligner orders shipped. Please clarify if this represents revenue as reflected under U.S. GAAP or describe how the amount was determined. In addition, provide us with a calculation supporting your average sale price for the years ended December 31, 2018 and 2017.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amendment to clarify that average sales price represents gross aligner revenue, before implicit price concessions and other variable considerations, and was determined by taking gross aligner revenue divided by aligner orders shipped. Below are calculations supporting average sales price for 2018 and 2017 (in thousands, except for unit and per unit amounts):

	2018	2017
Aligner revenue - U.S. GAAP	$383,172	$131,572
Add: Implicit price concessions and other variable consideration	69,420	24,075
Gross aligner revenue	$452,592	$155,647
Aligner orders shipped	258,278	90,023
Average selling price per order	$1,753	$1,729

Unique aligner order shipments, page 73

16.                               We note from your discussion that unique aligner order shipments were 282,729 and 102,432 for the years ended December 31, 2018 and 2017, respectively. Additionally, we note from your timeline on page 73 that this also appears to be the number of members for the same periods. Please revise the filing to clarify the relationship between these two metrics.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amendment to update the aligner order shipments to 258,278 and 90,023 for the years ended December 31, 2018 and 2017, respectively.  The difference in the number of members and the number of unique aligner order shipments is due to the timing of a member order and the shipment of aligners.

17.                               We note under U.S. GAAP that your contracts for aligners involve the delivery and shipment of different types of aligners under one contract. To assist investor understanding, please revise to clarify, if true, that your unique aligner order shipment metric represents a single contracted customer and not individual aligners shipped.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amendment to clarify that its unique aligner order shipment metric represents a single contracted customer and not the number of individual aligners shipped.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 76

18.                               Please revise your discussion to provide greater detail and quantification of the factors that caused the changes in your results of operations. For example, we note:

•                  Your analysis of marketing expenses is limited to a discussion of costs relative to revenues but it is not clear why your marketing and selling expenses increased by approximately $149 million.

•                  You cite several factors when discussing the increase in general and administrative expenses but it is not clear why your general and administrative expenses increased or how each of the factors impacted your general and administrative expenses.

Refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amendment to provide greater detail and quantification of the factors that caused the changes in operations. Specifically, the Company has added the following:

•                  Marketing and selling expenses - Marketing expenses as a percentage of revenues decreased to 36% in 2018 from 37% in 2017, and increased to $153.6 million in 2018 from $54.1 million in 2017, primarily due to increased digital and media advertising and branding efforts.

•                  General and administrative expenses - General and administrative expenses increased $73.5 million, or 153%, to $121.7 million in 2018 from $48.2 million in 2017, primarily as a result of $29.7 million in salaries and wages from the expansion of our team member headcount, $13.0 million in equity-based compensation expenses, and $10.2 million in legal expenses.

19.                               Please clarify the extent to which the remaining portions of your increases in revenues were due to increases in prices or the introduction of new products.

In response to the Staff’s comment, the Company respectfully advises the Staff that there were no new products or significant increases in the prices of the Company’s products from 2017 to 2018.

Revolving credit facility, page 80

20.                               We note your disclosure regarding your plan to enter into a new revolving credit facility to pay the amounts outstanding under the TCW credit facility. Briefly discuss the costs of the make-whole provision in your TCW credit facility.

In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 85 of the Amendment to disclose the costs of the make-whole provision in the TCW facility. The Company further advises the Staff that all amounts outstanding under the TCW credit facility and related warrants have been repaid in full.

Critical Accounting Policies and Estimates

Equity-based Compensation, page 82

21.                               We may have additional comments on your accounting for equity transactions. Once you have determined an estimated offering price, please provide us an analysis explaining the reasons for the differences between the price and the recent valuations associated with your equity transactions, including the incentive units issued since January 1, 2018.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested analysis prior to the filing and circulation of a preliminary prospectus once an estimated offering range is available.

SmileShops, page 97

22.                               Please provide the material terms of your agreements with CVS and Walgreens, including the parties’ rights and obligations, any payment provisions, and any termination provisions.

In response to the Staff’s comment, the Company has added disclosure on page 99 of the Amendment to provide the material terms of its agreements with CVS and Walgreens.

Management, page 112

23.                               Clarify the different financial capacities in which Mr. Wailes served at Intermedix beginning in 2012.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Amendment to clarify the different financial capacities in which Mr. Wailes served at Intermedix.

Elements of Compensation, page 119

24.                               We note your disclosure that there is no discernable amount of compensation paid to Mr. D. Katzman for the discrete services he provided to you; however, we also note your disclosure in footnote (f) to your summary compensation table on page 122 that you paid management fees and expenses in 2017 and 2018 of $1.5 million and $3.3 million for your two named executive officers and “other Camelot consultants provided for in the Management Agreement.” Please clarify the amount of management fees, if any, that you paid for Mr. D. Katzman’s management services to you.

In response to the Staff’s comment, the Company respectfully advises the Staff that while certain portions of the annual management fee were directly attributable to the services of five individuals (none of whose compensation information is required to be disclosed), none of the management fees and expenses in 2017 and 2018 were directly attributable to Mr. D. Katzman’s services. Mr. D. Katzman receives a distribution from Camelot based on the investments held by Camelot, not only Camelot’s investment in the Company.

Security Ownership of Certain Beneficial Owners and Management, page 124

25.                               Revise the last paragraph on page 124 to disclose the duration of the voting agreement. Refer to Instruction 7 to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Amendment to disclose the duration of the voting agreement.

Other Related Party Transactions, page 129

26.                               Please identify the two former employees who are parties to the promissory notes on unitholder redemption disclosed on page 130.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Amendment to identify the two individuals.

Align Supply Agreement, page 130

27.                               Please tell us whether Align provides most or all of your oral digital imaging equipment.

The Company advises the Staff that the Company has historically purchased most of its intraoral scanners from Align. However, the Company does not have a supply agreement with Align for such purchases, and has no commitment to continue purchasing from Align. Intraoral scanners are readily available in the market from other suppliers, and the Company also purchases scanners from other suppliers.

Classified Board of Directors, page 135

28.                               Clarify your disclosure here that your Class B shareholders, pursuant to the voting agreement, will control the election of directors, and specify the terms of your stockholders agreement relating to the designation of directors by the Class B holders, including the number of directors the Class B holders may designate.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of the Amendment to clarify that its Class B shareholders, pursuant to the voting agreement, will control the election of directors. The Company respectfully advises the Staff that there will be no stockholders agreement giving the Class B shareholders a right to designate any director, and the Company has deleted such reference from the Amendment.

Exclusive Forum, page 137

29.                               We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139-40 of the Amendment regarding the exclusive forum provision.

Report of Independent Registered Public Accounting Firm, page F-2

30.                               Please amend your registration statement to include a signed audit report as required by Rule 2-02 of Regulation S-X.

In response to the Staff’s comment, the Company has included a signed audit report in the registration statement.

Note 1 - Summary of Significant Accounting Policies, page F-7

31.                               Please revise the filing to provide all of the disclosures required by ASC 310-10-50-1 through 50-34 related to your accounts receivables and SmilePay financing receivables. Revise to explain how you apply ASC 310-10-35-8 through 35-10 in determining the amount and timing of the recognition of losses on receivables and disclose the amount in accordance with ASC 310-10-50-4.

The Company respectfully advises the Staff that the disclosure in the third paragraph under the heading “Revenue Recognition” in Note 1 on page F-8 of the Amendment includes estimates of implicit price concessions in its valuation of its accounts receivable.

As the Company has concluded that its contracts that provide SmilePay financing include variable consideration in the transaction price due to implicit price concessions, the Company records estimates for implicit price concessions as a reduction of transaction price at contract inception, which results in revenue and accounts receivable recorded after consideration of the variable consideration. The Company respectfully refers the Staff to its response to Comment 33 of the Comment Letter for further information with regard to its conclusion that its SmilePay financing contracts include implied price concessions. Any differences between the measured receivable at contract inception and the amount ultimately collected from the customer will be assessed as an indication of further implicit price concessions, absent evidence of a customer specific credit impairment event, which would be assessed as bad debt expense.

In addition, the Company has revised the disclosure in the third paragraph under the subheading “Aligners and Impression Kits” in Note 1 on page F-9 of the Amendment to add disclosure describing how it reports accounts receivable and recognizes financing revenue from its SmilePay program.

Basis of Presentation and Consolidation, page F-7

32.                               We note that you are consolidating the accounts of affiliated professional corporations in which you are the primary beneficiary. Please disclose the carrying amounts and classification of the variable interest entities’ assets and liabilities. Refer to ASC 810-10-50-3(bb).

The Company respectfully advises the Staff that it did not include the disclosure in ASC 810-10-50-3(bb) because the assets and the liabilities of the PC’s only represent amounts due to or from the Company and were individually and in the aggregate immaterial to the consolidated financial statements.

Revenue Recognition, page F-8

33.                               We note from your disclosure on page 82 that the transaction price for customers enrolling in SmilePay includes variable consideration in the form of implicit price concessions based on factors that include historical write-offs. Please address the following:

•                  Tell us the factors you considered in determining that collectability should be accounted for as an implicit price concession under ASC 606-10-32-7(a) and not be accounted for in accordance with ASC 310. Refer to ASC 606-10-45-4.

The Company identified two specific classes of customers that it assesses independently in determining collectability using the portfolio approach: SmilePay (customers who make a down payment and then pay a monthly fixed amount for up to 24 months) and full pay (customers who pay in full upfront). The Company determined that no implicit price concessions exist for full pay customers because they pay the full consideration up front. For SmilePay customers, the Company evaluated the ultimate amount of consideration that it expects to receive and whether an implicit price concession exists. The Company performed this assessment in accordance with ASC 606-10-25-1(e), which requires at contract inception an evaluation of whether the contract includes variable consideration in the form of an implied price concession before assessing whether a contract includes bad debt. ASC 606-10-25-1(e) states:

It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer (see paragraphs 606-10-55-3A through 55-3C). In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

In the Basis for Conclusions of ASU 2014-09, paragraph BC194, the Financial Accounting Standards Board (“FASB”) acknowledged that in some cases, it may be difficult to determine whether the entity has implicitly offered a price concession or whether the entity has chosen to accept the risk of default by the customer on the contractually agreed-upon consideration (i.e., impairment losses). FASB did not develop detailed guidance for distinguishing between price concessions (recognized as variable consideration through revenue) and impairment losses (recognized as bad debt expense outside of revenue). Therefore, the Company considered all relevant facts and circumstances when analyzing whether a price concession has been granted to its customers, including the below factors:

•                  The Company typically does not have an explicitly communicated contract price concession, but on average, its collection rate for SmilePay customers has been between 80% and 88%, which indicates a customary practice of accepting payments for less than the contract amount.

•                  The Company continues to sell aligners through its SmilePay program, despite the experience that historical collections has been significantly lower than contract price.

•                  The Company does not perform credit checks on customers before shipping aligners, but does require a $250 down payment and a credit card to file for the monthly cost.

Based upon the overall analysis, the Company determined that it offers SmilePay customers implicit price concessions. Specifically, the Company focused on its decision to continue offering its SmilePay program, despite its historical collection experience, which currently suggests that the Company is willing to accept less than the contract price, and has created a customary business practice in accordance with ASC 606-10-32-7. The Company believes its conclusions are also consistent with Examples 2 and 3 in ASC 606.

ASC 606-10-45-4 states that a receivable is an entity’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. For example, an entity would recognize a receivable if it has a present right to payment even though that amount may be subject to refund in the future. An entity shall account for a receivable in accordance with ASC 310. Upon initial recognition of a receivable from a contract with a customer, any difference between the measurement of the receivable in accordance with ASC 310 and the corresponding amount of revenue recognized shall be presented as an expense (for example, as an impairment loss).

The Company assessed that the amount of receivable expected to be collected is determined net of the implicit price consideration. The Company also assessed whether it is probable that substantially all of the contract price, net of the implicit price concessions, will be collected. Based upon the Company’s collection history noted above, it collects substantially all of the contract prices after consideration of the implicit price concessions. Therefore, the Company concluded that the receivable measured in accordance with ASC 310 was equal to the amount of revenue recognized. Any differences between the measured receivable at contract inception and the amount of revenue recognized will be assessed as an indication of further implicit price concessions, absent evidence of a customer specific credit impairment event which would be assessed as bad debt expense.

•                  Describe to us how you accounted for the significant financing component of your agreements under ASC 606-10-32-15 through 32-20.

As noted above, SmilePay customers can pay for their aligners over a 24-month period. The promised consideration in SmilePay aligner contracts includes an interest component resulting in a higher consideration than the cash selling price. The receivable amount is recorded net of the interest component, and interest income is recorded over the payment period until the customer pays off the receivable balance. The Company transfers the aligners for the entire treatment plan upfront and the full payment term for SmilePay customers could be 24 months after delivery. The Company discounts its revenues and receivables using the prevailing market interest rates in the locations of its customers.

Therefore, the Company determined that a significant financing component exists with its SmilePay customers. In conformity with ASC 606-10-32-19 and 32-20 and ASC 835-30, the Company discounts the receivables and revenue using the interest rates in its SmilePay financing program, and accretes interest on the outstanding customer receivable, and recognizes financing revenue over the payment term of the SmilePay customer.

•                  Disclose the methods, significant inputs and assumptions used to estimate variable consideration. Refer to ASC 606-10-50-20.

The Company respectfully directs the Staff’s attention to Note 1 on page F-8 of the Amendment for the factors the Company considered in its aligner transaction price. In addition, in response to the Staff’s comment, the Company has revised the disclosure in the second  paragraph under the heading “Revenue Recognition” in Note 1 on page F-8 of the Amendment (regarding its allocating the transaction price, including estimating standalone selling prices of the aligners and allocating discounts, implicit price concessions, and other variable consideration) to add the following: The Company uses the expected cost plus a margin approach to determine the SSP for performance obligations, and discounts are allocated to each performance obligation based on the relative standalone selling price.

34.                               We note that your contracts for aligners involve the following multiple performance obligations: initial aligners, modified aligners, and refinement aligners. Please address the following:

•                  Clarify the time period over which customers are eligible for modified and refinement aligners.

The Company advises the Staff that the Company’s customers are eligible for modified or refinement aligners at any point during their treatment plan or immediately following their original treatment plan. The Company has clarified the disclosure on pages 84 and F-9 of the Amendment to so reflect.

•                  Disclose the methods, significant inputs, and assumptions used for allocating the transaction price to your performance obligations. Refer to ASC 606-10-50-20(c).

The Company respectfully directs the Staff’s attention to the disclosure, as modified, set forth in the Company’s response to the third bullet of Comment 33 of the Comment Letter.

Inventories, page F-13

35.                               We note your disclosure that inventories are carried at the lower of cost or market value. Please tell us how this is consistent with ASC 330-10-35-1B, which indicates that inventories should be valued at the lower of cost or net realizable value. Alternatively, revise your disclosures to state, if true, that inventories are stated at the lower of cost or net realizable value.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Inventories” in Note 1 on page F-13 of the Amendment to clarity that inventories are stated at the lower of cost or net realizable value.

Note 8 - Long-Term Debt, page F-20

36.                               We note the discussion on pages 78 and F-21 of restrictions and limitations on the payment of distributions by your subsidiary. Please tell us your consideration of disclosing any restrictions on this subsidiary to transfer funds to you as dividends, loans, or advances and any restricted net assets under Rule 4-08(e)(3) of Regulation S-X.

The Company respectfully advises the Staff that all restrictions in the TCW credit facility are fully described in Note 8 beginning on page F-20 of the Amendment. The Company further advises the Staff that all amounts outstanding under the TCW credit facility and related warrants have been paid in full and the facility, and any restrictions contained therein, have been terminated.

Note 15 - Segment Reporting, page F-29

37.                               We note your references throughout the filing to business locations in Canada and Costa Rica. Please revise the filing to provide the geographical area disclosures required by ASC 280-10-50-41.

The Company respectfully advises the staff that 100% of its sales for the years ended December 31, 2018 and 2017 were within the United States. The Company began selling in Canada in January 2019 and does not have sales in Costa Rica. The Company will consider the geographic disclosure requirement in subsequent periods as it continues its international expansion. The Company performed a similar analysis on its property and equipment by country and determined that the United States accounted for approximately 94% of the Company’s total net property and equipment, with the remaining 6% derived from international countries.

In response to the Staff’s comment, the Company has revised the disclosure in Note 15 on page F-29 of the Amendment to disclose that, for the years ended December 31, 2018 and 2017, all of the Company’s revenues were generated by sales within the United States and substantially all of the Company’s net property, plant and equipment was within the United States.

Exhibits Index, page II-3

38.                               Ensure you have filed all agreements required to be filed as exhibits to your registration statement. In this regard, we note the TCW credit facility agreement disclosed on page 80, the CVS agreement disclosed on page 97, the key licensing agreement disclosed on page 100, the unit purchase agreement disclosed on page 111, the management agreements disclosed on page 118, the restricted unit grant agreement disclosed on page 120, the Align supply agreement and promissory note agreement disclosed on page 130, and the stockholder agreement disclosed on page 135.

The Company acknowledges its obligation to file the exhibits required by the Registration Statement and Item 601 of Regulation S-K, and will do so in a future amendment to the Registration Statement. The Company respectfully advises the staff that each of the TCW credit facility agreement, the Camelot management agreement, the Align supply agreement, and the promissory notes to a majority member and related parties have been or will be terminated prior to the offering. The Company further advises the Staff that there will be no stockholders agreement.

* * * * *

Please contact me at (212) 735-3574 or David.Goldschmidt@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ David J. Goldschmidt

cc: David Katzman, Chief Executive Officer and President, SmileDirectClub, Inc.

Marc Jaffe, Esq., Latham & Watkins LLP

Stelios Saffos, Esq., Latham & Watkins LLP